UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The reconstituted Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Litigation Update

Arbitration - Anti-Suit Injunction

As previously disclosed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), in December 2021, Greater Sail Limited (“GSL”) filed a lawsuit (the “GSL Shenzhen Litigation”) before the Shenzhen Intermediate People’s Court in the People’s Republic of China (the “PRC”) against the Company, Nam Tai Group Limited (“NTG”), Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”), and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), each of which are wholly owned subsidiaries of the Company, alleging that GSL owns (i) equity held by NTG in NTI representing a $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB$50 million capital contribution.

The GSL Shenzhen Litigation originated from the previously disclosed private placement conducted in 2020 (the “2020 PIPE”), whereby the Company entered into a securities purchase agreement with GSL, through which the Company issued, and GSL purchased, 16,051,219 shares, $0.01 par value per share, of the Company for $146.9 million. In October 2020, one of the Company’s shareholders, IsZo Capital LP, asked the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) to void the 2020 PIPE. In March 2021, the BVI Court found that the 2020 PIPE was void. In the GSL Shenzhen Litigation, GSL sought equity in the Company’s subsidiaries on the basis that such equity represented a capital contribution to such subsidiaries funded by proceeds of the 2020 PIPE. The GSL Shenzhen Litigation was subsequently dismissed against the Company in July 2022 but was not dismissed against NTG, NTI, and Zastron.

As previously disclosed with the SEC, in October 2022 the Company filed an anti-suit injunction application in its ongoing arbitration with GSL in Hong Kong relating to the 2020 PIPE, requesting that the arbitrator order GSL to withdraw the GSL Shenzhen Litigation. While the injunction application was pending, GSL agreed to not take any further steps in the GSL Shenzhen Litigation until the arbitrator made his determination regarding whether GSL would be required to withdraw the claim.

On July 7, 2023, the arbitrator ordered GSL to take all steps necessary to withdraw the GSL Shenzhen Litigation. This follows the previously disclosed decision by the arbitrator, in December 2022, ordering GSL to withdraw its appeal in the aforementioned proceeding before the BVI Court seeking to void the 2020 PIPE.

BVI Litigation - Injunction

On September 20, 2022, the BVI Court made an order (the “September 2022 Order”) that prohibited GSL from doing any act that might delay or otherwise hinder the Board from taking control of the Company or any subsidiary of the Company or any property of the Company or its subsidiaries. Subsequent to this order, GSL filed additional complaints in courts in the PRC that the Company contends is in direct contravention of the September 2022 Order, and the Company filed an application for a further interim injunction in its continuing proceedings against GSL.

On July 20, 2023, the BVI Court granted the Company’s further interim injunction. The order (the “July 2023 Order”) requires GSL to, by July 27, 2023, file applications with the courts in the PRC to withdraw certain complaints that GSL had filed in such courts following the September 2022 Order and to provide the Company with documents and information relating to proceedings commenced by GSL against the Company or its subsidiaries in the PRC courts.

The July 2023 Order further prohibits GSL from seeking any relief which might delay or otherwise hinder the Board from taking control of any subsidiary or property of the Company or its subsidiaries. A further hearing has been scheduled to take place on August 4, 2023.

BVI Litigation – Contempt Application

The Company has also filed an application in the BVI Court that GSL be sanctioned for contempt of court due to its breach of the September 2022 Order. No hearing has yet been fixed for this application.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer